ACREAGE HOLDINGS, INC.

February 9, 2022

VIA EDGAR Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Acreage Holdings, Inc. Registration Statement on Form S-3 Filed February 3, 2022 File No. 333-262502

Ladies and Gentleman:

On behalf of Acreage Holdings, Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement (the “Registration Statement”) for February 11, 2022 at 2:00 p.m., Eastern Time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and/or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that there are no underwriters involved in the offering registered by this Registration Statement.

Please confirm the date and time of effectiveness of the registration statement to our counsel, Jessica S. Lochmann at Foley & Lardner LLP, at (414) 297-5817.

Very truly yours,

Acreage Holdings, Inc.

By:	/s/ Steve Goertz
Steve Goertz
Its:	Chief Financial Officer